UNITED STATES
SECURITIES EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

    Legend International Holdings, Inc.
(Name of Issuer)

        Common Stock, $0.001 par value
(Title of Class of Securities)

        52467C100
(CUSIP Number)

        December 31, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]           Rule 13d-1(b)

[X ]           Rule 13d-1(c)

[    ]           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 10 Pages
Exhibit Index: Page 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Attara Capital LP
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	30,820,900
	6.	Shared Voting Power	None
	7.	Sole Dispositive Power	30,820,900
	8.	Shared Dispositive Power	None
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,820,900
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 13.61%
12.	Type of Reporting Person: PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Attara Fund, Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	28,994,146
	6.	Shared Voting Power	None
	7.	Sole Dispositive Power	28,994,146
	8.	Shared Dispositive Power	None
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,994,146
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 12.81%
12.	Type of Reporting Person: CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). David M. Slager
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Dutch
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	30,820,900
	6.	Shared Voting Power	None
	7.	Sole Dispositive Power	30,820,900
	8.	Shared Dispositive Power	None
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,820,900
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 13.61%
12.	Type of Reporting Person: IN

Item 1(a).	Name of Issuer:
Legend International Holdings, Inc. (the “Issuer”).
Item 1(b).	Address of Issuer’s Principal Executive Offices: Level 8, 580 St. Kilda Road, Melbourne, Victoria, 3004 Australia
Item 2(a).	Name of Person Filing

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)
Attara Capital LP (“Attara Capital”), which serves as investment manager to Attara Fund, Ltd. and a managed account (such fund and account, collectively, the “Funds”), with respect to the shares of Common Stock (as defined in Item 2(d) below) directly owned by the Funds;

	ii)	Attara Fund, Ltd. (“Attara Fund”); and
	iii)	David Slager (“Mr. Slager”), who serves as the Chairman of Attara Capital and controls its business activities.

Item 2(b).	Address of Principal Business Office or, if None, Residence

The address of the principal business office of each of Attara Capital and Mr. Slager is 767 Fifth Avenue, 12th Floor, New York, New York 10153.  The address of the Attara Fund is Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands.

Item 2(c).	Citizenship

	i)	Attara Capital is a Delaware limited partnership;
	ii)	Attara Fund is a Cayman Islands exempted company; and
	iii)	Mr. Slager is a citizen of the Netherlands.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share (the “Common Stock”)

Item 2(e).	CUSIP Number:

52467C100

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

This Item 3 is not applicable.

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned

See Item 9 of the attached cover page.

Item 4(b)	Percent of Class

See Item 11 of the attached cover page.

Item 4(c)	Number of Shares of which such person has:

(i) Sole power to vote or direct the vote:
See Item 5 of the attached cover page.
(ii) Shared power to vote or direct the vote:
See Item 6 of the attached cover page.
(iii) Sole power to dispose or direct the disposition of:
See Item 7 of the attached cover page.
(iv) Shared power to dispose or direct the disposition of:
See Item 8 of the attached cover page.

Attara Capital is the investment manager of the Funds, the owners of record of the Common Stock reported herein.  Mr. Slager is the managing member of the general partner of Attara Capital.  All investment decisions are made by Mr. Slager, and thus the power to vote or direct the votes of the Common Stock reported herein, as well as the power to dispose or direct the disposition of the Common Stock reported herein is held by Mr. Slager through Attara Capital.

Item 5.	Ownership of Five Percent or Less of a Class:
This Item 5 is not applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
This Item 6 is not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

This Item 7 is not applicable.
Item 8.	Identification and Classification of Members of the Group:
This Item 8 is not applicable.
Item 9.	Notice of Dissolution of Group:
This Item 9 is not applicable.
Item 10.	Certification:

By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the Reporting Persons certifies that the information set forth in this statement is true, complete and correct.
Date: February 14, 2011	ATTARA CAPITAL LP

By: /s/ David M. Slager
Name: David M. Slager
Title: Chairman

Date: February 14, 2011	ATTARA FUND, LTD.

By: /s/ Alexandra Toohey
Name: Alexandra Toohey
Title: Director
Date: February 14, 2011	DAVID M. SLAGER

By: /s/ David M. Slager
Name: David M. Slager

EXHIBIT INDEX

Ex.		Page No.
A.	Joint Filing Agreement, dated as of February 14, 2011, by and among Attara Capital LP, Attara Fund, Ltd. and David Slager	10

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock, par value $0.001 per share, of Legend International Holdings, Inc., dated as of February 14, 2011 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: February 14, 2011	ATTARA CAPITAL LP

By: /s/ David M. Slager
Name: David M. Slager
Title: Chairman
Date: February 14, 2011	ATTARA FUND, LTD.

By: /s/ Alexandra Toohey
Name: Alexandra Toohey
Title: Director

Date: February 14, 2011	DAVID M. SLAGER

By: /s/ David M. Slager
Name: David M. Slager